

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2020

Robert B. Brown
Chief Executive Officer
Brickell Biotech, Inc.
5777 Central Avenue
Suite 102
Boulder, CO 80301

   Re: Brickell Biotech, Inc.
     Registration Statement on Form S-1
     Filed May 15, 2020
     File No. 333-238298

Dear Mr. Brown:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jeffrey Gabor at 202-551-2544 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Jonathan R. Zimmerman, Esq.